A Special Meeting of Shareholders was held on October 5, 2000 for purposes of approving an Agreement and Plan of Reorganization (the "Reorganization Plan") between Chase Vista Prime Money Market Fund (the "acquiring fund") and Chase Vista Cash Management Fund (the "acquired fund"), each a series of Mutual Fund Trust. Under the Reorganization Plan, the acquired fund would transfer all of its assets and liabilities to the acquiring fund in a tax-free reorganization. In exchange, shareholders of the acquired fund would receive shares of the acquiring fund with a value equal to their respective holdings in the acquired fund. A majority of shareholders of Chase Vista Cash Management Fund approved the Reorganization Plan by the following vote: 5,404,982,866 shares "for" the proposal, and 98,099,682 shares "against" the proposal.